Exhibit 99.1

BTQ Technologies Launches QSSN Proof-of-Concept with Danal, Korea's Mobile Payments Leader

World's First Large-Scale Trial of Quantum-Secure Stablecoin Settlement Network

BTQ × Danal PoC live: Danal, Korea's #1 mobile carrier billing provider and operator of Paycoin (PCI), has begun a Proof-of-Concept of BTQ's Quantum-Secure Stablecoin Settlement Network (QSSN) across select payment rails, the world's first large-scale trial of quantum-secure settlement on real infrastructure.

What's being tested: QSSN adds post-quantum security, programmable issuer controls (mint/burn, velocity limits, lists), and real-time compliance hooks while preserving today's consumer and merchant UX, leveraging Danal's reach to tens of millions of users across e-commerce, gaming, digital content, and offline retail.

Why now (reg + standards): The PoC addresses "harvest-now, decrypt-later" risk and aligns with global standardization efforts (e.g., QUINSA, U.S. PQFIF), demonstrating that PQC can be deployed at national scale with carrier-grade performance and without operational disruption.

VANCOUVER, BC, Sept. 29, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks that Danal Co., Ltd. ("Danal"), Korea's market leader in mobile carrier billing and operator of the Paycoin (PCI) payment service, has begun a Proof-of-Concept ("PoC") deployment of BTQ's Quantum Secure Stablecoin Settlement Network ("QSSN") across select components of its payment infrastructure.

The PoC will evaluate how QSSN can add quantum-secure settlement, programmable issuer controls, and real-time compliance features to Danal's existing rails while maintaining today's user experience for consumers and merchants.

Danal's Reach and Relevance

•	Market leader: Holds the leading market share in mobile carrier billing in Korea.
•	Massive reach: Payment infrastructure serves tens of millions of users via telecom partnerships and online merchants.
•	Pioneering fintech: Operates Paycoin (PCI), among Korea's first and most widely adopted crypto-based payment services, accepted by thousands of merchants.
•	Established and listed: Founded in 1997 and publicly listed on KOSDAQ (064260).
•	Diversified footprint: Solutions span e-commerce, gaming, digital content, and offline retail, embedding Danal in Korea's digital economy.
•	Global presence: Subsidiaries and partnerships in the United States, China, and other regions.
•	Institutional trust: Long-standing relationships with telecom operators, banks, and regulators in a stringent financial environment.

Regulation, PQC Readiness, and Standards Alignment

Regulators and market infrastructures are moving to post-quantum cryptography to mitigate "harvest-now, decrypt-later" risk, creating clear urgency for quantum secure settlement. QSSN is leading global standardization efforts for quantum-secure digital money, including initiatives advanced through QUINSA, and has been highlighted by the U.S. PQFIF for its regulator-friendly architecture. By adding cryptographically enforced issuer controls and compliance-ready integrations while preserving existing user and merchant workflows, this PoC demonstrates that PQC can be deployed at national scale with carrier-grade performance and without operational disruption.

"Danal's reach and track record make it the ideal environment to validate QSSN at real-world scale," said Olivier Roussy Newton, CEO of BTQ. "This PoC is about delivering quantum-secure settlement and modern issuer controls without changing what users do at checkout. It is a major step toward bringing global standardization and post-quantum readiness to everyday payments."

"Our priority is to enhance trust, efficiency, and compliance across our payment network while keeping the experience simple for users and merchants," said a Danal Official. "QSSN's design fits that mandate: add security and control where it counts, keep everything else familiar."

About QSSN

QSSN is BTQ's quantum-secure settlement layer for stablecoins, tokenized deposits, and other digital money instruments. It provides:

•	Post-quantum cryptography for long-term security;
•	Issuer-level controls such as mint/burn permissions, velocity limits, and blacklist/whitelist rules;
•	Compliance-ready hooks to support existing regulatory workflows;
•	Drop-in integration that preserves current user and merchant flows.

About Danal
Founded in 1997 and listed on KOSDAQ (064260), Danal is Korea's #1 mobile carrier billing provider with the leading market share in the segment. Its payments infrastructure serves tens of millions of users via telecom partnerships and online merchants. Danal operates Paycoin (PCI), among Korea's first and most widely adopted crypto-based payment services, and provides solutions across e-commerce, gaming, digital content, and offline retail. With subsidiaries and partnerships in the U.S., China, and other regions, Danal is deeply embedded in Korea's digital economy and trusted by major telcos, banks, and regulators.

About BTQ
BTQ Technologies Corp. (NASDAQ: BTQ | Cboe CA: BTQ | FSE: NG3) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 29-SEP-25